Exhibit 14.1

GENERAL CANNABIS CORP

CODE OF ETHICS

It is our policy to conduct business according to moral, legal and ethical standards. Our employees hold important roles in corporate governance. They are vested with both the responsibility and authority to protect, balance, and preserve the interests of all of our stakeholders, including stockholders, customers, employees, suppliers, and citizens of the communities in which business is conducted. Our employees fulfill this responsibility by prescribing, enforcing and following the policies and procedures employed in the operation of the Company, and by doing the following:

1.

Honest and Ethical Conduct.  The Chief Executive Officer, the Company’s principal financial officer, treasurer, controller, principal accounting officer and persons performing similar functions (collectively, “Senior Financial Officers”) and the Company’s other employees shall exhibit and promote the highest standards of honest and ethical conduct. They shall:

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Conduct Company business in an ethical, moral and legal manner.

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Encourage and reward professional integrity in all aspects of the organization, including by eliminating inhibitions and barriers to responsible behavior, such as coercion, fear of reprisal, or alienation.

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Seek to avoid, eliminate and/or prevent the appearance or occurrence of conflicts of interest between what is in the best interest of the Company and what could result in material personal gain for a member of the organization.

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Work together and with others in the Company in order to provide a mechanism for members of the organization to inform senior management of deviations in practice from policies and procedures governing honest and ethical behavior.

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Demonstrate their personal support for honest and ethical conduct through periodic communication throughout the organization regarding the importance of such conduct to the Company.

2.

Records and Reports.  The Chief Executive Officer and the Company’s principal financial officer, treasurer, controller, principal accounting officer and persons performing similar functions (collectively, “Senior Financial Officers”) will manage the Company's transaction and reporting systems and procedures, records and public disclosures in order that:

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Business transactions are properly authorized and completely and accurately recorded on the Company's books and records in accordance with generally accepted accounting principles and established Company financial policy.

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The Company's records are retained or disposed of in accordance with applicable legal and regulatory requirements.

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Reports, documents and other public communications made by the Company are delivered in a timely, fair, complete, accurate and understandable manner.

3.

Compliance with Applicable Laws, Rules and Regulations.  The Chief Executive Officer and Senior Financial Officers will establish and maintain mechanisms to:

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Monitor and promote compliance with applicable governmental laws, rules and regulations.

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Identify, report to the Chief Executive Officer, Chief Financial Officer or members of the Audit Committee of the Company, and correct in a swift and certain manner, any detected deviations from applicable governmental laws, rules and regulations, or this Code of Ethics.

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Hold the appropriate individuals accountable for deviations from applicable governmental laws, rules and regulations, or this Code of Ethics, and make such individuals subject to disciplinary action, up to and including termination of employment with the Company.